As confidentially submitted to the Securities and Exchange Commission on August 15, 2018 as Amendment No. 4 to the initial confidential submission.

This draft registration statement has not been publicly filed with the

Securities and Exchange Commission and all information herein remains strictly confidential.

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

AMENDMENT NO. 4

TO

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Principia Biopharma Inc.

(Exact name of Registrant as specified in its charter)

Delaware	2834	26-3487603
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

400 East Jamie Court, Suite 302

South San Francisco, CA 94080

(650) 416-7700

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Martin Babler

Chief Executive Officer

Principia Biopharma Inc.

400 East Jamie Court, Suite 302

South San Francisco, CA 94080

(650) 416-7700

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

David Peinsipp Drew Williamson Barbara Kosacz Amanda Coleman Busch Cooley LLP 101 California Street, 5th Floor San Francisco, California 94111 (415) 693-2000	Christopher Y. Chai Chief Financial Officer Roy Hardiman Chief Business Officer Principia Biopharma Inc. 400 East Jamie Court, Suite 302 South San Francisco, CA 94080 (650) 416-7700	B. Shayne Kennedy Brian Cuneo Latham & Watkins LLP 20th Floor 650 Town Center Dr. Costa Mesa, CA 92626 (714) 540-1235

Approximate date of commencement of proposed sale to the public:

As soon as practicable after this registration statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒ (Do not check if a smaller reporting company)	Smaller reporting company	☐
Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.  ☐

CALCULATION OF REGISTRATION FEE

Title of each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee
Common Stock, par value $0.0001 per share	$	$

(1)	Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457(o) of the Securities Act of 1933, as amended.
(2)	Includes the aggregate offering price of additional shares that the underwriters have the option to purchase, if any.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant will file a further amendment which specifically states that this Registration Statement will thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement will become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

EXPLANATORY NOTE

This Amendment to the Draft Registration Statement on Form S-1 (the Draft Registration Statement) of Principia Biopharma Inc. is being confidentially submitted solely for the purpose of filing Exhibits 4.1, 4.2, 4.3, 10.12, 10.13, 10.14, 10.15, 10.16, 10.17, and 10.18, as indicated in Item 16 of Part II of the Draft Registration Statement. This Amendment does not modify any provision of the prospectus that forms a part of the Draft Registration Statement. Accordingly, a preliminary prospectus has been omitted.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Unless otherwise indicated, all references to “Principia Biopharma,” the “company,” “we,” “our,” “us” or similar terms refer to Principia Biopharma Inc. and its subsidiaries.

Item 13.	Other Expenses of Issuance and Distribution.

The following table sets forth all expenses to be paid by us, other than underwriting discounts and commissions, in connection with this offering. All amounts shown are estimates except for the SEC registration fee, the FINRA filing fee and the exchange listing fee.

SEC registration fee	$	*
FINRA filing fee		*
Nasdaq listing fee		*
Printing and engraving expenses		*
Legal fees and expenses		*
Accounting fees and expenses		*
Custodian transfer agent and registrar fees		*
Miscellaneous		*

Total	$	*

*	To be filed by amendment.

Item 14.	Indemnification of Directors and Officers.

Section 145 of the Delaware General Corporation Law authorizes a court to award, or a corporation’s board of directors to grant, indemnity to directors and officers in terms sufficiently broad to permit such indemnification under certain circumstances for liabilities, including reimbursement for expenses incurred, arising under the Securities Act. Our amended and restated certificate of incorporation that will be in effect on the closing of this offering permits indemnification of our directors, officers, employees and other agents to the maximum extent permitted by the Delaware General Corporation Law, and our amended and restated bylaws that will be in effect on the closing of this offering provide that we will indemnify our directors and officers and permit us to indemnify our employees and other agents, in each case to the maximum extent permitted by the Delaware General Corporation Law.

We have entered into indemnification agreements with our directors and officers, whereby we have agreed to indemnify our directors and officers to the fullest extent permitted by law, including indemnification against expenses and liabilities incurred in legal proceedings to which the director or officer was, or is threatened to be made, a party by reason of the fact that such director or officer is or was a director, officer, employee, or agent of Principia Biopharma Inc., provided that such director or officer acted in good faith and in a manner that the director or officer reasonably believed to be in, or not opposed to, the best interest of Principia Biopharma Inc. At present, there is no pending litigation or proceeding involving a director or officer of Principia Biopharma Inc. regarding which indemnification is sought, nor is the registrant aware of any threatened litigation that may result in claims for indemnification.

We maintain insurance policies that indemnify our directors and officers against various liabilities arising under the Securities Act and the Securities Exchange Act of 1934, as amended, that might be incurred by any director or officer in his capacity as such.

The underwriters are obligated, under certain circumstances, under the underwriting agreement to be filed as Exhibit 1.1 hereto, to indemnify us and our officers and directors against liabilities under the Securities Act.

Item 15.	Recent Sales of Unregistered Securities.

The following sets forth information regarding all unregistered securities sold since January 1, 2015:

Preferred Stock Issuances

(a)

In July 2015, we sold an aggregate of 11,579,660 shares of our Series B-3 convertible preferred stock at a purchase price of $1.32 per share for an aggregate purchase price of approximately $15.3 million.

(b)

In August, September and October 2016, we issued convertible promissory notes, or the Notes, to certain existing investors for an aggregate principal amount of approximately $13.4 million and warrants to purchase shares of our Series B-3 convertible preferred stock at a purchase price discounted from the price at which the Notes convert into equity securities.

(c)	In March and April 2017, we issued additional Notes to certain existing investors for an aggregate principal amount of approximately $8.1 million.

(d)	In December 2017, we issued 17,882,302 shares of our Series B-3 convertible preferred stock upon conversion of the Notes.

Option and Common Stock Issuances

(a)

From January 1, 2015 to date, we granted stock options to purchase an aggregate of 12,791,638 shares of common stock to our directors, officers, employees and consultants pursuant to our 2008 Equity Incentive Plan with exercise prices ranging from $0.50 to $1.20 per share.

(b)

From January 1, 2015 to date, we issued and sold to our directors, officers, employees and consultants an aggregate of 3,530,192 shares of common stock upon the exercise of options under our 2008 Equity Incentive Plan at exercise prices ranging from $0.07 to $0.80 per share, for an aggregate amount of approximately $1,526,188.52.

None of the foregoing transactions involved any underwriters, underwriting discounts or commissions, or any public offering. Unless otherwise specified above, we believe these transactions were exempt from registration under the Securities Act in reliance on Section 4(a)(2) of the Securities Act (and Regulation D or Regulation S promulgated thereunder), or Rule 701 promulgated under Section 3(b) of the Securities Act as transactions by an issuer not involving any public offering or under benefit plans and contracts relating to compensation as provided under Rule 701. The recipients of the securities in each of these transactions represented their intentions to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof, and appropriate legends were placed on the share certificates issued in these transactions. All recipients had adequate access, through their relationships with us, to information about us. The sales of these securities were made without any general solicitation or advertising.

Item 16.	Exhibits and Financial Statement Schedules.

(a) Exhibits.

See the Exhibit Index on the page immediately following the signature page for a list of exhibits filed as part of this registration statement on Form S-1, which Exhibit Index is incorporated herein by reference.

(b) Financial Statement Schedules.

All financial statement schedules are omitted because the information required to be set forth therein is not applicable or is shown in the consolidated financial statements or the notes thereto.

Item 17.	Undertakings.

The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant under the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit, or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance on Rule 430A and contained in a form of prospectus filed by the registrant under Rule 424(b)(1) or (4) or 497(h) under the Securities Act will be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus will be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time will be deemed to be the initial bona fide offering thereof.

EXHIBIT INDEX

Exhibit Number	Description

1.1*	Form of Underwriting Agreement.

3.1**	Restated Certificate of Incorporation of Principia Biopharma Inc., as currently in effect.

3.2*	Form of Amended and Restated Certificate of Incorporation of Principia Biopharma Inc., to be in effect on the closing of the offering.

3.3**	Bylaws of Principia Biopharma Inc., as currently in effect.

3.4*	Form of Amended and Restated Bylaws of Principia Biopharma Inc., to be in effect on the closing of the offering.

4.1	Form of Common Stock certificate.

4.2	Form of Warrant to Purchase Stock

4.3	Warrant to Purchase Stock, by and between the Company and Silicon Valley Bank, dated as of September 19, 2011.

5.1*	Opinion of Cooley LLP.

10.1**	Amended and Restated Investors’ Rights Agreement, dated July 21, 2015.

10.2+**	Principia Biopharma Inc. Amended and Restated 2008 Equity Incentive Plan.

10.3+**	Forms of grant notice, stock option agreement and notice of exercise under the Principia Biopharma Inc. 2008 Equity Incentive Plan.

10.4+*	Principia Biopharma Inc. 2018 Equity Incentive Plan, to be in effect on the closing of this offering.

10.5+*	Forms of grant notice, stock option agreement and notice of exercise under the Principia Biopharma Inc. 2018 Equity Incentive Plan, to be in effect on the closing of this offering.

10.6+*	Forms of restricted stock unit grant notice and award agreement under the Principia Biopharma Inc. 2018 Equity Incentive Plan, to be in effect on the closing of this offering.

10.7+*	Principia Biopharma Inc. 2018 Employee Stock Purchase Plan.

10.8+*	Form of Indemnification Agreement entered into by and between Principia Biopharma Inc. and each director and executive officer.

10.9+*	Offer of Employment, by and between Principia Biopharma Inc. and Martin Babler, dated as of .

10.10+*	Offer of Employment, by and between Principia Biopharma Inc. and Chris Chai, dated as of .

10.11+*	Offer of Employment, by and between Principia Biopharma Inc. and Stefani Wolff, dated as of .

10.12#	Development and License Agreement, by and between the Company and AbbVie Technology Limited, dated as of June 9, 2017.

10.13#	License Agreement, by and between the Company and Genzyme Corporation, dated as of November 8, 2017 as amended by that certain First Amendment to License Agreement, dated as of May 24, 2018.

10.14#	Amended and Restated Exclusive License Agreement, by and between the Company and The Regents of the University of California, dated as of May 31, 2012.

10.15#	Amended and Restated Exclusive License Agreement, by and between the Company and The Regents of the University of California, dated as of December 5, 2013.

Exhibit Number	Description

10.16#	Lease Agreement, by and between the Company and Are-East Jamie Court, LLC, dated as of May 1, 2011, as amended by that certain First Amendment to Lease, dated as of December 1, 2011, as further amended by that certain Second Amendment to Lease, dated as of July 28, 2014, as further amended by that certain Fourth Amendment to Lease dated as of December 29, 2016.

10.17#	Lease Agreement, by and between Are-East Jamie Court LLC and Sequenta, Inc., dated as of February 11, 2011, as amended by that certain First Amendment to Lease Agreement, dated January 12, 2012, as further amended by that certain Second Amendment to Lease Agreement, dated February 25, 2013, and as further amended by that certain Third Amendment to Lease Agreement, dated November 14, 2014, as assigned by that certain Assignment and Assumption of Lease Agreement, by and between the Company and Sequenta LLC, dated as of April 30, 2015.

10.18#	Lease, by and between Britannia Pointe Grand Limited Partnership and the Company, dated as of April 23, 2018.

21.1**	List of Subsidiaries of Principia Biopharma Inc.

23.1*	Consent of Ernst & Young LLP, independent registered public accounting firm.

23.2*	Consent of Cooley LLP (included in Exhibit 5.1).

24.1*	Power of Attorney (included on page II-4).

*	To be filed by amendment.
+	Indicates management contract or compensatory plan.
#	Confidential treatment has been requested for portions of this exhibit.
**	Previously filed.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in South San Francisco, California on                 , 2018.

PRINCIPIA BIOPHARMA INC.

By:
Name:	Martin Babler
Title:	Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoint Martin Babler, Christopher Chai and Roy Hardiman, and each one of them, as his or her true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him or her and in their name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement, and to sign any registration statement for the same offering covered by this registration statement that is to be effective on filing pursuant to Rule 462(b) under the Securities Act of 1933, as amended, and all post-effective amendments thereto, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

Martin Babler	Chief Executive Officer and Director (Principal Executive Officer)	, 2018

Christopher Y. Chai	Chief Financial Officer (Principal Financial and Accounting Officer)	, 2018

Alan B. Colowick	Director and Executive Chairman	, 2018

Dan Becker	Director	, 2018

Simeon George	Director	, 2018

David Kabakoff	Director	, 2018

Signature	Title	Date

Lewis J. Shuster	Director	, 2018

Peter Thompson	Director	, 2018

Nassim Usman	Director	, 2018